Exhibit 99.1

Smart Share Global Limited Announces Extension of Share Repurchase Program

SHANGHAI, China, September 28, 2022 (GLOBE NEWSWIRE) -- Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that its board of directors (the “Board”) authorized a 12-month extension to its existing share repurchase program (the “Share Repurchase Program”) through September 27, 2023. The Share Repurchase Program was originally approved by the Company’s board of directors on September 28, 2021, under which the Company may repurchase up to US$50.0 million of its shares through September 27, 2022. As of September 26, 2022, the Company had cumulatively repurchased approximately US$3.7 million of its ADSs under the Share Repurchase Program.

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company has no obligation to repurchase shares, and the Company’s board of directors will review the Share Repurchase Program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under this program with its existing cash balance.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with the number one market share. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2022, the company had 6.0 million power banks in 895,000 POIs across more than 1,800 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the share repurchase program, as well as the Company’s strategic plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.